Exhibit 99.102

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use of our report dated May 31, 2026, on the consolidated financial statements of NuRAN Wireless Inc. and its subsidiaries (the Company) comprising the consolidated statement of financial position as of December 31, 2025, and the related consolidated statements of net loss and comprehensive loss, changes in shareholders’ equity, and cash flows for the year ended December 31, 2025 and related notes which is incorporated by reference in this Registration Statement on Form 40-F.

We also consent to the reference to our Firm under the caption "Experts" in the Registration Statement.

/s/ SRCO Professional Corporation

CHARTERED PROFESSIONAL ACCOUNTANTS

Authorized to practice public accounting by the

Chartered Professional Accountants of Ontario

Richmond Hill, Ontario, Canada

June 24, 2026